July 26, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K Filed February 17, 2012

Response dated May 8, 2012

File No. 000-54523

Dear Mr. Regan:

On behalf of Sunpeaks Ventures, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated May 31, 2012, regarding the above-listed Current Report on Form 8-K for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.  In order to address these comments the Company will be filing an amendment No. 1 to its Current Report (the “Amended Filing”).

General

1.

We note your undertakings to provide additional disclosure for prior comments 2, 8, 21 and 30, and we reissue these comments.  We also note your response to our prior comments 20, 31, 32, 33, 34, 35, 36, 38 and 39 will be provided in the amended 8-K.  We are unable to complete our review of these comments until such time as we have draft disclosure or an amendment to the Form 8-K to review.  We may have further comments upon review of the amended 8-K.

The Company has provided the requested disclosure in the Amended Filing and attached agreements as exhibits to the filing, when appropriate.

Business, page 4

2.

We note your response to prior comment three. Please revise the disclosure that you are “focused on originating a high volume of special orders from a wide customer base” to clarify that there is no guarantee you will be able to generate high volumes of special orders or have a wide customer base.

The Company has added the requested disclosure to the Amended Filing.

3.

We note the disclosure on page five that the inventory you purchased from Healthrite was resold at the same prices as you purchased from Healthrite.  Please explain the business purpose of these transactions, if you sold the inventory for the same price as you purchased the items.

Healthrite was a “waiver” pharmacy with connections in the industry to purchase hard-to-find drugs, but it did not have the licenses necessary to sell certain drugs in certain states where HDS had the appropriate licenses.  As a result, HDS purchased certain product for Healthrite to sell into states where HDS was licensed but Healthrite was not.  Since both entities were under common control, in the beginning there was no markup on the inventory that was purchased and sold.  However, beginning in mid-2011, HDS began marking up the drugs it purchased from Healthrite by approximately 25% when it sold those drugs to third party purchasers.  Healthrite closed in April 2012 and HDS currently purchases product directly from the suppliers of the hard-to-find drugs.

Clotamin…, page 6

4.

Please disclose when you acquired the rights to Clotamin and disclose the material terms of the agreement, in particular any payments to be made, such as royalties, etc.  Please file the agreement as an exhibit.

The Company has added the requested disclosure to the Amended Filing and attached the agreement as an exhibit to the filing.

5.

Refer to prior comment 11.  We note your proposed revised disclosure on page 6 regarding your warehouse facility for Clotamin.  Please identify the warehouse facility in the property section and file any material agreement as an exhibit.

The warehouse facility where the Company houses Clotamin is not owned by the Company.  The facility is owned by a third party and the Company has a brief agreement with the owner under which the facility stores the packaged product for the Company and then ships to the purchaser when requested by the Company.  Disclosure has been added to the Amended Filing to clarify this relationship and the limited agreement has been added as an exhibit to the filing.

6.

We reissue prior comment 13.  Please disclose the material terms of the agreement with NCPA and file the agreement as an exhibit.  The Form 8-K provides disclosure as of the date of the transaction.  Therefore, the agreement was material at the time the Form 8-K was originally filed.  Such information can be updated, but should not supersede the disclosure required as of the time of the filing.

The Company has added the requested disclosure to the Amended Filing and attached the agreement as an exhibit to the filing.

Government Approval and Regulations, page 8

7.

Please expand your proposed revisions in response to prior comment 17 to describe clearly the material disbursement regulations that affect your business in this section.]

The Company is not currently impacted by disbursement regulations since it only does transactions on a cash basis.  If this changes in the future then the disbursement regulations may become more material to the Company’s operations.  The Company has added disclosure in the Amended Filing to clarify this issue.

8.

We partially reissue prior comment 18.  Please provide the disclosure regarding employees for the company as a whole.  Currently, you have only provided disclosure of your wholly-owned subsidiary.

The Company has disclosure in the Amended Filing relating to both the employees of the parent company (Sunpeaks Ventures, Inc.) as well as the Company’s subsidiary (HDS).

Security Ownership of Certain Beneficial Owners and Management, page 16

9.

We note that you have removed the total voting rights of all classes from the table. Given the voting rights of the Class A preferred stock to vote with the common stock, please revise to reflect the amount and percent ownership of the voting class as a whole.

The Company has added the requested disclosure to the Amended Filing.

Directors and Executive Officers, page 17

10.

Please revise the disclosure to clarify the time period during which Mr. Barch was employed with GNR. In addition, please add back the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Barch should serve as a director.

The Company has added the requested disclosure to the Amended Filing.

Executive Compensation, page 18

11.

Please reconcile the year end in this section, June 30, with the year end provided in the MD&A section, December 31.  In addition, please disclose the material terms of the compensation paid from HDS to Mr. Barch, as required by Item 402(o) of Regulation S- K.  Clarify whether such compensation will continue, in addition to the amount to be paid from Sunpeaks.

The Amended Filing updated the executive compensation information to reflect the December 31st fiscal year end.  The Company has added the requested disclosure regarding Mr. Barch’s compensation from HDS.

Certain Relationships and Related Party Transactions…, page 19

12.

Please tell us why your revised disclosure in response to prior comment 25 does not address the loans with related parties disclosed in your financial statements.

The Company has added the requested disclosure to the Amended Filing.

13.

Clearly disclose the amount paid to Mr. Justin Barch in the June 2011 transaction.

The Company has added the requested disclosure to the Amended Filing.

Recent Sales of Unregistered Securities, page 22

14.

We note your revisions in response to prior comment 28.  Please further revise to clarify the date of each transaction, what exemption was relied upon for each transaction, and the facts supporting your reliance upon that exemption.  Where you relied upon Regulation D for a particular transaction, disclose when you filed a Form D for that transaction.

The Company has added the requested disclosure to the Amended Filing.

Form 8-K filed March 22, 2012

15.

We note that you entered into the material agreements discussed in this Form 8-K.  Please file as exhibits.

The Company will file an amended Form 8-K to amend the Form 8-K filed March 22, 2012 in order to file any necessary exhibits.

Form 8-K filed April 6, 2012

16.

Please file Exhibit 10.2 in the proper electronic format.  Please also file Exhibits 10.1 and 10.2 to the Form 8-K filed on April 11, 2010, Exhibits 10.1 and 10.2 to the Form 8-K filed on April 18, 2012, Exhibit 10.1 to the Form 8-K filed on April 24, 2012, Exhibit 10.1 to the Form 8-K filed on April 25, 2012, Exhibit 10.1 to the Form 8-K filed on May 2, 2012, Exhibit 10.1 to the Form 8-K filed on May 4, 2012, and Exhibit 10.1 to the Form 8-K filed on May 11, 2012 in the proper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

The Company will include the required exhibits, in an acceptable electronic format, in its Quarterly Report on Form 10-Q for the period ended June 30, 2012.

Company Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler, Esq.

Craig V. Butler, Esq.

July 26, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

Sunpeaks Ventures, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about July 26, 2012:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/  Mackie Barch

Mackie Barch

Chief Executive Officer